

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 4, 2015

Steven B. Boehm, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street NW, Suite 700
Washington, DC 20001-3980

Re: Business Development Corporation of America, et al.; File No. 812-14368

Dear Mr. Boehm:

By letter dated July 31, 2015 and filed with the Commission on Form APP-WD, you requested the withdrawal of the above-referenced application, filed under the Investment Company Act of 1940, with respect to two applicants: BDCA Venture, Inc. and BDCA Venture Adviser, LLC (together, the "Venture Applicants"). This is to advise you that your request for withdrawal with respect to the Venture Applicants is granted, under delegated authority.

Sincerely,

Holly Hunter-Ceci
Branch Chief
Office of Chief Counsel